SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July 2008

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:	☒	Form 40-F:	☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:	☐	No:	☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:	☐	No:	☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:	☐	No:	☒

VIVO PARTICIPAÇÕES S.A.
CNPJ/MF No. 02.558.074/0001-73 - NIRE 35.3.001.587.9-2
Publicly-held Company with Authorized Capital

Notice to the Market

VIVO ANNOUNCES FINAL PRICE FOR THE PUBLIC TENDER OFFERS FOR ACQUISITION OF ALL OUTSTANDING COMMON SHARES OF TELEMIG CELULAR PARTICIPAÇÕES S.A. AND TELEMIG CELULAR S.A. (“MTOs”), AUCTIONS OF WHICH WILL BE HELD ON AUGUST 15, 2008

São Paulo, July 31, 2008 – VIVO Participações S.A. (“Vivo Part”), TCO IP S.A. (“TCO IP”), Telemig Celular Participações S.A (“Telemig Participações”) and Telemig Celular S.A. (“Telemig Celular”) announced that, as per items 2.4.1, 2.4.2 and 2.4.3 of the Mandatory Tender Offer Notice for Acquisition of all Outstanding Common Shares of Telemig Participações and Telemig Celular (“Companies”) published at Gazeta Mercantil and Valor Ecônomico on July 15, 2008, the originally announced offer prices to be paid for each common share of the Companies are being adjusted to reflect accrual at the Brazilian Interbank Deposit Certificate Rate (“CDI”) from April 3, 2008 (Closing Date of the transaction pursuant to which Vivo acquired control of the Companies) to August 20, 2008 (financial settlement date of the MTOs).  Vivo stated that the CDI rate used for accrual calculation for the period between July 30, 2008 and August 20, 2008 was based on the CDI rate announced on July 30, 2008, in order to allow the announcement of the MTO final prices 10 days before the auctions, as required by U.S. law. Therefore, Vivo confirms that the final offer prices to be paid in the public tender offers will be R$126.25 for each common share of Telemig Participações and R$2,192.37 for each common share of Telemig Celular.

VIVO Investor Relations

Ernesto Gardelliano Carlos Raimar Schoeninger Janaina São Felicio
Av. Chucri Zaidan, 860 – Morumbi – SP – 04583-110 Telephone: +55 11 7420-1172 e-mail: ri@vivo.com.br Information disclosure on website: http://www.vivo.com.br/ri

This press release contains forecasts of future events. Such statements are not statements of historical fact, and merely reflect the expectations of the company's management. The terms "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "projects", "aims" and similar terms are intended to identify these statements, which obviously involve risks or uncertainties which may or may not be foreseen by the company. Accordingly, the future results of operations of the Company may differ from its current expectations, and the reader should not rely exclusively on the positions taken herein. These forecasts speak only of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2008

VIVO PARTICIPAÇÕES S.A.

By:	/s/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS
This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.